Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Seaspan Corporation

We consent to the use of our report dated March 15, 2005, except as to notes 5 and 14 which are as of May 27, 2005, with respect to the predecessor combined balance sheets of Seaspan Corporation as of December 31, 2004 and 2003, and the related predecessor combined statements of operations and owner’s equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Vancouver, Canada
July 21, 2005